SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SOUTHWEST COMMUNITY BANCORP
(Exact Name of Registrant as Specified in Its Charter)

California (State or Other Jurisdiction of	30-0136231 (I.R.S. Employer Identification No.)
Incorporation or Organization)

5810 El Camino Real
Carlsbad, CA 92008

(Address of Principal Executive Offices Including Zip Code)

SOUTHWEST COMMUNITY BANCORP

2002 STOCK OPTION PLAN
(Full Title of the Plan)

Frank J. Mercardante
President and Chief Executive Officer
5810 El Camino Real
Carlsbad, CA 92008
(Name and Address of Agent for Service)

Telephone number, including area code, of agent for service:
(760) 918-2616

Copy to:
S. Alan Rosen, Esq.
HORGAN, ROSEN, BECKHAM & COREN, L.L.P.
23975 Park Sorrento, Suite 200
Calabasas, California 91302
(818) 591-2121
(818) 591-3838 (Fax)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Securities	Amount to be	Offering Price	Aggregate Offering	Amount of
to be Registered	Registered	Per Share	Price	Registration Fee

Common Stock, No Par Value	1,000,000 shares	$34.00[1]	$34,000,000[1]	$4,307.80

[1] Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(c) and 457(h) under the Securities Act of 1933, as amended, based on the average of the bid and asked prices of the Common Stock, no par value per share, of Southwest Community Bancorp as last reported on the OTC Bulletin Board.

REOFFER PROSPECTUS

SOUTHWEST COMMUNITY BANCORP
1,000,000 SHARES OF COMMON STOCK
NO PAR VALUE PER SHARE

     This Reoffer Prospectus (this “Prospectus”) covers the resale by officers or directors (the “Selling Shareholders”) of Southwest Community Bancorp (the “Company”) of shares of the Company’s common stock, no par value per share, acquired pursuant to those certain stock option agreements executed by and between the Company and the Selling Shareholders (the “Stock Option Agreement”) in connection with the Southwest Community Bancorp 2002 Stock Option Plan (the “Plan”).

     The Selling Shareholders may offer shares of the Company’s common stock from time to time to purchasers directly or through underwriters, dealers or agents. Such shares of the Company’s common stock may be sold at market prices prevailing at the time of sale or at negotiated prices.

     The Company’s common stock has traded infrequently in the over-the-counter market under the trading symbol “SWCB.” The Company’s common stock is not listed on any exchange or market. Certain information concerning the common stock is reported on the NASDAQ electronic bulletin board. The last “bid” and “asked” prices for the common stock as so reported was on March 10, 2004 and was $33.00 and $35.00 per share, respectively. The Company will not receive any of the proceeds from the sale of shares of the common stock by the Selling Shareholders. The address of the principal executive offices of the Company is 5810 El Camino Real, Carlsbad, California 92008, and its telephone number is (760) 918-2616.

     SEE “RISK FACTORS” AT PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY EACH PURCHASER.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     No dealer, salesman or other person has been authorized to give any information or to make any representation in this Prospectus, and, if given or made, such information or representation should not be relied upon as having been authorized by the Company or any Selling Shareholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security in any jurisdiction in which, or to any person to whom, such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any distribution of the securities made under this Prospectus shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

The date of this Prospectus is March 15, 2004

INTRODUCTION
AVAILABLE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
RISK FACTORS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
PART II INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 3. Incorporation of Documents by Reference
Item 4. Description of Securities
Item 5. Interests of Named Experts and Counsel
Item 6. Indemnification of Directors and Officers
Item 7. Exemption from Registration Claimed
Item 8. Exhibits
Item 9. Undertakings
SIGNATURES
EXHIBIT 5
EXHIBIT 23.2

SOUTHWEST COMMUNITY BANCORP
REOFFER PROSPECTUS

INTRODUCTION

     Southwest Community Bancorp is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Our principal business is to serve as a holding company for our banking subsidiary, Southwest Community Bank (“SWCB”), and our data processing services company, Financial Data Solutions, Inc. (“FDSI”). When we say “we” or “our” we mean Southwest Community Bancorp on a consolidated basis with SWCB and FDSI.

     The Company was incorporated on December 4, 2002, under the laws of the State of California, at the direction of the Board of Directors of SWCB for the purpose of becoming SWCB’s holding company. The holding company reorganization was consummated on April 1, 2003, pursuant to a Plan of Reorganization and Merger Agreement dated December 18, 2002, and each outstanding share of SWCB common stock was converted into one share of the Company’s common stock and all outstanding shares of SWCB’s common stock were transferred to the Company. Further, each outstanding warrant to purchase SWCB’s common stock, issued in connection with SWCB’s 2002 Unit Offering, was converted into a warrant to purchase the Company’s common stock.

AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the “Commission”). Such reports and other information concerning the Company may be inspected and copied at the public reference facilities maintained at the Commission’s headquarters at 450 Fifth Street, NW, Washington D.C. 20549, and at the Commission’s regional offices at 233 Broadway, New York, NY 10279, 810 Brickell Ave., Suite 1800, Miami, Florida 33131, 175 W. Jackson Blvd., Suite 900, Chicago, IL 60604, and 1801 California St., Suite 4800, Denver, CO 80202. Copies of such materials can also be obtained upon written request addressed to the Commission, Public Reference Branch, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Upon request, and when suitable arrangements can be made, such records may be sent to any other Commission office for inspection, including the Pacific Regional Office, 5670 Wilshire Boulevard, Suite 1100, Los Angeles, California 90036. Electronic filings made through the Electronic Data Gathering, Analysis, and Retrieval system are available through the Commission’s Web site (http://www.sec.gov). Such reports and other information concerning the Company can also be inspected at the offices of the Company at 5810 El Camino Real, Carlsbad, California 92008. The Company’s common stock is not listed on a national exchange, but is traded over-the-counter.

     The Company has filed with the Commission a registration statement on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or the document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Items and information omitted from this Prospectus but contained in the Registration Statement may be inspected and copied at the Public Reference Facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents of the Company which have been filed with the Commission pursuant to applicable statutes are incorporated herein by reference:

     (a)  The Company’s Registration Statement on Form 10 as filed with the Commission on January 12, 2004, as amended by that certain Pre-Effective Amendment No. 1 to Form 10 as filed with the Commission on

March 11, 2004.

     (b)  The description of the Common Stock contained in the Company’s Registration Statement on Form 10 as filed under the Exchange Act with the Commission on January 12, 2004, including any amendment or report filed for the purpose of updating such description.

     (c)  All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, and prior to the filing of a post-effective amendment to the Registration Statement that indicates that all securities offered hereby have been sold or that deregisters all securities offered hereby then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to the Company’s Executive Offices at 5810 El Camino Real, Carlsbad, California 92008, (760) 918-2616.

RISK FACTORS

     Prospective investors should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this Prospectus before purchasing shares offered hereby.

     Risks Related to the Company

     We have a Limited Operating History. We have only been operating since December 1, 1997. Therefore, we have a limited operating history and we still remain subject to the risks inherently associated with a new business enterprise in general, and a new financial institution in particular, such as untested systems and management in a full range of economic conditions.

     We Do Not Have a Sustained History of Profitability. We did not earn a profit for the years ended December 31, 1999 and 1998 or for the period ended December 31, 1997. The losses that we incurred were from anticipated start-up costs associated with developing our operating infrastructure, coupled with an initially low volume of earning assets, and the costs associated with the start-up of our data processing subsidiary, FDSI. Our share of FDSI’s initial losses had a significant impact on our overall profitability during 1999, which at $334,000 was accountable for approximately 67% of our total consolidated loss for the year. Although we earned a profit for the nine months ended September 30, 2003 and the years ended December 31, 2002, 2001 and 2000, our profitability in 2003 was impacted by a decrease in FDSI’s profitability due in large part to the costs it incurred in opening a new office during the year. We cannot assure you that we will maintain our level of profitability in the future. FDSI’s future profitability will be impacted by technological and legislative changes, including “Check 21” which will reduce the volume of paper check.

     We Face Limits on Our Ability to Lend. Our legal lending limits as of February 29, 2004 were approximately $6.7 million for secured loans and $4.0 million for unsecured loans. Accordingly, the size of the loans which we can offer to potential customers is less than the size of loans which many of our competitors with larger lending limits can offer. Our legal lending limit affects our ability to seek relationships with the region’s larger and more established businesses. Through our previous experience and relationships with a number of the region’s other financial institutions, we are generally able to accommodate loan amounts greater than our legal lending limit by selling participations in those loans to other banks. However, we cannot assure you of any success in attracting or retaining customers seeking larger loans or that we can engage in participations of those loans on terms favorable to us.

     Declines in Real Estate Values Could Materially Impair Our Profitability and Financial Condition. A significant proportion of our loan portfolio (60% of our loan portfolio) consists of commercial real estate and construction loans secured by real estate collateral. A substantial portion of the real estate securing these loans is located in San Diego and Riverside Counties. Real estate values are generally affected by factors such as:

•	the socioeconomic conditions of the area where the real estate collateral is located;

•	fluctuations in interest rates;

•	property and income tax laws;

•	local zoning ordinances governing the manner in which real estate may be used; and

•	federal, state and local environmental regulations.

     Declines in real estate values could significantly reduce the value of the real estate securing our loans and could increase the likelihood of defaults. Moreover, if the value of real estate collateral declines to a level that is not sufficient to provide adequate security for the underlying loans, we will be required to make additional loan loss provisions which, in turn, will reduce our profits and could negatively affect our capital. Finally, if a borrower defaults on a loan secured by real estate, we may be forced to foreclose on the property and carry it as a nonperforming asset, which, in turn, reduces our net interest income.

     Changes in Economic Conditions, in Particular an Economic Slowdown in Southern California, Could Hurt our Business Materially. Our business is directly affected by factors such as economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond our control. Substantially all of our business comes from Southern California and particularly San Diego County. A deterioration in economic conditions, whether caused by national concerns or local concerns, in Southern California could result in the following consequences, any of which could hurt our business materially:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	demand for our products and services may decline;

•	low cost or noninterest bearing deposits may decrease; and

•	collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with our existing loans.

     Our Future Growth May Be Hindered If We Do Not Raise Additional Capital. Bank holding companies and banks are required by law and regulation to meet capital adequacy guidelines and maintain their capital to specified percentages of their assets. A failure to meet these guidelines will limit our ability to grow and could result in banking regulators requiring us to increase our capital or reduce our loans and other earning assets. Therefore, in order for us to continue to increase our earning assets and net income, we may be required, from time to time, to raise additional capital. We cannot assure you that additional sources of capital will be available or, if it is, that it will be available on terms reasonable to us.

     We Rely on Trust Preferred Securities for Our Capital Adequacy. In April 2003, we issued $8.0 million of trust preferred securities which have been (subject to percentage limitations) considered Tier I capital for regulatory purposes. As a result of a recent accounting change requiring “deconsolidation” of trust preferred securities for financial reporting purposes, the Federal Reserve Board indicated that it would review the regulatory implications of these securities. If the FRB elects to change the Tier I capital treatment of trust preferred securities, our capital ratios may be materially affected.

     We Have a Continuing Need to Adapt to Technological Changes. The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The effective use of technology allows us to:

•	serve our customers better;

•	increase our operating efficiency by reducing operating costs;

•	provide a wider range of products and services to our customers; and

•	attract new customers.

     Our future success will partially depend upon our ability to successfully use technology to provide products and services that will satisfy our customers’ demands for convenience, as well as to create additional operating efficiencies. Our larger competitors already have existing infrastructures or substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services or be successful in marketing those products and services to our current and future customers.

     Our Growth Strategy Involves Risks That May Adversely Impact Our Net Income. We have pursued and continue to pursue a growth strategy which depends primarily on generating an increasing level of loans and deposits at acceptable risk levels. We have also pursued growth through new branches and by establishing real estate finance and small business loan divisions. We may not be able to sustain our planned growth without establishing additional new branches or more new products. Therefore, we may expand in our current market by opening or acquiring branch offices or we may expand into new markets or make strategic acquisitions of other financial institutions or branch offices. This expansion may require significant investments in equipment, technology, personnel and site locations. We cannot assure you of our success in implementing our growth strategy without corresponding increases in our non-interest expenses.

     We are Exposed to Risk of Environmental Liabilities With Respect to Properties to Which We Take Title. In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

     Our Ability to Pay Dividends is Restricted by Law and Depends on Capital Distributions From SWCB and FDSI; Debt Service. Our ability to pay dividends to our shareholders is subject to the restrictions set forth in California law. We cannot assure you that we will meet the criteria specified under California law in the future. Even if we may legally declare and pay dividends, the amount and timing of those dividends will be at the discretion of our board of directors. The board of directors may, in its sole discretion, decide not to declare dividends. We do not plan to pay dividends on our common stock in the near future, although we have declared three stock splits since inception.

     The primary source of liquidity from which we may pay cash dividends is the receipt of cash dividends from SWCB and FDSI. The availability of cash dividends from SWCB and FDSI is limited by various statutes and regulations. It is possible, depending upon the financial condition of SWCB, and other factors, that the DFI and/or the FDIC could assert that payment of cash dividends or other payments is an unsafe or unsound practice. In the event SWCB and/or FDSI are unable to pay cash dividends to us, we in turn may be unable to pay cash dividends on our common stock.

     In April 2003 we issued trust preferred securities through our trust subsidiary which will increase our interest expense by approximately $358,000 annually. Our ability to meet our interest obligations on the trust preferred securities, therefore, may be impaired should SWCB and/or FDSI be unable to pay dividends.

     Our Allowance for Loan Losses May Not be Adequate to Cover Actual Losses. Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and non-performance. Our allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect our operating results. Our allowance for loan losses is based on prior experience, as well as an evaluation of the risks in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. While we believe that our allowance for loan losses is adequate to cover potential losses, we cannot assure you that we will not further increase the allowance for loan losses or that regulators will not require us to increase this allowance. Either of these occurrences could materially adversely affect our earnings.

     Risks Relating to Our Common Stock

     Only a Limited Trading Market Exists for Southwest Community Common Stock Which Could Lead to Price Volatility. Only a limited trading market for our common stock exists on the OTC “Bulletin Board.” Although five dealers currently trade shares of our common stock, we cannot assure you that an active public market for our common stock will ever develop or the extent to which those dealers will continue trading our common stock.

     Concentrated Ownership of Our Common Stock By Directors and Executive Officers Creates a Risk of Sudden Changes in Our Share Price. As of February 29, 2004, directors and members of our executive management team owned or controlled approximately 29.7% of the total outstanding common stock, including warrants and vested stock options as if they were exercised and outstanding.

     Investors who purchase our common stock may be subject to certain risks due to the concentrated ownership of our common stock. The sale by any of our large shareholders of a significant portion of that shareholder’s holdings could have a material adverse effect on the market price of our common stock. In addition, the sale and issuance of any significant amount of additional shares of our common stock will have the immediate effect of increasing the public float of our common stock and any such increase may cause the market price of our common stock to decline or fluctuate significantly.

     Risks Related to Our Industry

     Our Business is Subject to Interest Rate Risk and Variations in Interest Rates May Negatively Affect Our Financial Performance. Changes in the interest rate environment may reduce our profits. It is expected that we will continue to realize income from the differential or “spread” between the interest earned on loans, securities and other interest-earning assets, and the interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. We cannot assure you that we can minimize our interest rate risk. In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume and overall profitability.

     We Face Strong Competition From Financial Service Companies and Other Companies that Offer Banking Services that Could Hurt Our Business. We conduct our banking operations exclusively in Southern California. Increased competition in our market may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the same banking services that we offer in our service area. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including without limitation, savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, our competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits, and range and quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances enable more companies to provide financial services. We also face competition from out-of-state financial intermediaries that have opened low-end production offices or that solicit deposits in our market areas. If we are unable to attract and retain banking customers, we may be unable to continue our loan growth and level of deposits and our results of operations and financial condition may otherwise be adversely affected.

     We are Subject to Extensive Regulation Which Could Adversely Affect Our Business. Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed various laws, rules and regulations that, if adopted, would impact our operations. There can be no assurance that these proposed laws, rules and regulations, or any other laws, rules or regulations, will not be adopted in the future, which could make compliance much more difficult or expensive, restrict our ability to originate, broker or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by us or otherwise adversely affect our business or prospects.

USE OF PROCEEDS

     The Selling Shareholders will receive all of the net proceeds from the sale of the shares of common stock owned by the Selling Shareholders and offered hereby. The Company will receive none of the proceeds of the sale of such shares of common stock.

SELLING SHAREHOLDERS

     The common stock covered by this Prospectus is being offered by the Selling Shareholders identified in the table below. The shares of common stock have been acquired by the Selling Shareholders pursuant to stock option agreements with the Company. The following sets forth certain information as of February 29, 2004, with respect to the Selling Shareholders and the shares of common stock offered hereby:

			Maximum
	Shares of Common	Number of	Amount of
	Stock Beneficially	Shares	Shares to be	Maximum % of
Shareholder/	Held(1)	Underlying	Held After	Shares to be Held
Title with Company	(Exclusive of Options)	Options Held	Offering(2)	After Offering(3)

Allan W. Arendsee Director	87,568	30,500	87,568	4.43%
Carol M. Beres Director	15,334	19,250	15,334	0.78%
Richard T. L. Chan Director	28,250	30,500	28,250	1.43%
Karen J. Estes Director	15,000	30,500	15,000	0.76%
Philip H. Holtkamp Director	22,548	30,500	22,548	1.14%
James L. Lemery Executive Vice President and Chief Financial Officer	18,631 (4)	20,000	18,631	0.95%
Howard B. Levenson Chairman of the Board	74,540	38,125	74,540	3.76%
Stuart F. McFarland Executive Vice President	44,447	53,125	44,447	2.22%
Frank J. Mercardante Director, President and Chief Executive Officer	27,777 (4)	119,910	27,777	1.35%
Fredrik Mirzaian President and Chief Executive Officer – FDSI	0	15,000	0	0.00%
Diane M. Sitar, Executive Vice President and Chief Credit Officer – SWCB	0	19,875	0	0.00%
Paul M. Weil Vice Chairman of the Board and Corporate Secretary	56,553	38,125	56,553	2.85%

(1)	Includes shares beneficially owned.

(2)	Assumes sale of all option shares in the offering.

(3)	Assumes the options shares of the particular Selling Shareholder are issued and outstanding. As of February 29, 2004, there were 1,944,771 shares of common stock issued and outstanding.

(4)	This figure, as well as percentage of class, includes 18,631 shares held by Southwest Community’s 401(K) Plan of which Mr. Mercardante and Mr. Lemery are co-trustees.

PLAN OF DISTRIBUTION

     The Selling Shareholders have not advised the Company of any specific plans for the distribution of the shares of common stock covered by this Prospectus, but it is anticipated that the Selling Shareholders may sell all or a portion of the shares of common stock from time to time to purchasers directly or through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or purchasers of the shares of common stock for whom they may act as agent. The Selling Shareholders will be responsible for payment of any and all commissions to brokers, which will be negotiated on an individual basis. The Selling Shareholders and any underwriters, dealers or agents that participate in the distribution of the shares of common stock might be deemed to be underwriters, and any profit on the sale of such shares of common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers, or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offer of any of the shares of common stock is made, to the extent required, a supplement to this Prospectus will be distributed which will set forth the aggregate principal amount of stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions or other items constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to dealers.

     The shares of common stock may be sold on the over-the-counter (electronic bulletin board) market or in privately negotiated transactions. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. The Selling Shareholders will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the shares of common stock by the Selling Shareholders. There is no assurance that the Selling Shareholders will sell any or all the common stock described herein and may transfer, devise or gift such shares by other means not described herein.

LEGAL MATTERS

     The validity of the shares offered hereby will be passed on for the Company by Horgan, Rosen, Beckham & Coren, L.L.P., Calabasas, California.

EXPERTS

     The financial statements and schedules incorporated in this Prospectus by reference to the Company’s Registration Statement on Form 10 have been audited by Vavrinek, Trine, Day & Co., LLP independent public accountants, as stated in their report, which has been incorporated herein by reference, and has been so incorporated in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

     The following documents filed with the Commission are incorporated by reference into this Registration Statement and are made a part hereof:

     (a)  The Company’s Registration Statement on Form 10 as filed with the Commission on January 12, 2004, as amended by that certain Pre-Effective Amendment No. 1 to Form 10 as filed with the Commission on March 11, 2004.

     (b)  The description of the Common Stock contained in the Company’s Registration Statement on Form 10 as filed under the Exchange Act with the Commission on January 12, 2004, including any amendment or report filed for the purpose of updating such description.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities have been sold or which deregisters all securities offered hereby then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Common Stock

     As of February 29, 2004, we had 1,944,771 shares of our common stock outstanding. Our Articles of Incorporation currently authorize us to issue up to 18,750,000 shares of common stock. Each share of our common stock has the same relative rights, and is identical to all respects with, each other share of our common stock. Holders of our common stock are entitled to one vote per share on all matters requiring shareholder action, including but not limited to, the election of, and any other matters relating to, directors. Holders of our common stock are entitled to cumulate their votes for the election of directors.

     The holders of our common stock are entitled to receive dividends, out of funds legally available therefor, subject to any restrictions imposed by federal regulators and the payment of any preferential amounts to which any class of preferred stock may be entitled. Upon liquidation, dissolution or winding up of the Company, holders of our common stock will be entitled to share ratably all assets remaining after the payment of liabilities of the Company and of preferential amounts of which any preferred stock may be entitled.

     The holders of our common stock have no preemptive or other subscription rights. Our common stock is not subject to call or redemption, and, upon receipt by the Company of the full purchase price therefor, each share of our common stock will be fully paid and nonassessable.

Preferred Stock

     Our Articles of Incorporation currently authorize us to issue up to 10,000,000 shares of serial preferred stock. The board of directors has broad authority to designate and establish the terms of one or more series of preferred stock. Among other matters, the board is authorized to establish voting powers, designations, preferences and special rights of each such series and any qualifications, limitations and restrictions thereon. Our preferred stock may rank prior to our common stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights, and may be convertible into our common stock. The holders of any class or series of our preferred stock also may have the right to vote separately as a class or series under the terms of the class or series as hereafter fixed by the board or otherwise required by California law.

     As of the date of this Registration Statement, there are no shares of the preferred stock outstanding.

Warrants

     As of February 29, 2004, there were outstanding a total of 83,216 warrants to purchase shares of our common stock.

     Exercise Period and Price; Expiration Date. Each warrant will entitle the registered holder to purchase from us, for cash, one share of common stock. The warrants are exercisable from issuance through April 30, 2007. Warrants not exercised prior to April 30, 2007, shall become null and void, unless we extend that date, subject to regulatory approval. The warrants are exercisable at a price of $14.30 per share, as adjusted for the two-for-one stock split on May 14, 2003.

     Antidilutive Adjustments. The exercise price of the warrants and the number of shares of common stock purchasable upon exercise of each warrant are subject to antidilutive adjustments in certain events, including a stock split on our common stock, issuance of a stock dividend to holders of our common stock, or a reclassification of our common stock. No adjustment in the number of shares purchasable upon exercise of the warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. In addition, we may, at our option, reduce the exercise price at any time, subject to regulatory approval. No fractional shares will be issued upon exercise of the warrants, but we will pay the market value of any fractional shares otherwise issuable.

     Rights Upon Consolidation, Merger, etc. In case we are involved in any consolidation, merger or sale or conveyance of our property, we may, but we are not required to, enter into an agreement with the acquiring bank or corporation for the warrants to be assumed, with the holder of each outstanding warrant given the right, upon payment of the exercise price, to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of common stock into which the warrants were exercisable immediately prior thereto. If we do not enter into that type of agreement with the acquiring bank or corporation, then the warrants will be made exercisable for at least a 30-day period prior to such event and then terminate.

     Reservation of Warrant Shares. We have authorized and reserved for issuance the shares of common stock initially issuable upon exercise of the warrants. When delivered, the shares of common stock shall be fully paid and nonassessable.

     Exercise of Warrants. To exercise a warrant, the holder must send to us the warrant certificate signed by the holder indicating an election to exercise, setting forth the number of shares to be purchased and enclosing cash, check or any combination thereof for the total exercise price. We will then return to the holder a certificate evidencing the number of shares of common stock issued upon exercise of the warrant. If fewer than all the shares covered by the warrant certificate surrendered are being purchased, we will issue a new warrant certificate representing the unexercised warrants.

     No Rights as Shareholders. Warrant holders are not entitled, by virtue of being such holders, to receive dividends or to consent or to receive notice as shareholders in respect to any meeting of shareholders for the election of our directors or any other matter, or to vote at any such meeting, or to any other rights whatsoever as our shareholders.

     Available Information. Holders of the warrants are furnished with all annual and other reports that we furnish to holders of our common stock. During the term of the warrants, upon written request, we will provide to warrant holders the most current public financial information about us. Warrant holders are encouraged to request such information before they exercise the warrants.

Item 5. Interests of Named Experts and Counsel.

     Not applicable.

Item 6. Indemnification of Directors and Officers.

     Article Five of the Company’s Articles of Incorporation provides that the Company shall eliminate the liability of its directors for monetary damages to the fullest extent permissible under California law. Article Six of the Company’s Articles of Incorporation and Article VI of the Company’s Bylaws provides that the Company shall indemnify each of its directors and officers for expenses, judgments, fines, settlements and other amounts incurred in connection with any proceeding arising by reason of the fact that such person was an “agent” of the Company to the fullest extent permissible under California law. The Company’s Articles of Incorporation and Bylaws also provide that the Company is authorized to provide indemnification for its agents to the extent permissible under California law. In both cases, indemnification for breach of duty may be in excess of that expressly permitted by Section 317 of the California General Corporation Law. Section 317 sets forth the provisions pertaining to the indemnification of corporate “agents.” For purposes of this law, an agent is any person who is or was a director, officer, employee or other agent of a corporation, or is or was serving at the request of a corporation in such capacity with respect to any other corporation, partnership, joint venture, trust or other enterprise. Section 317 mandates indemnification of an agent for expenses where the agent’s defense is successful on the merits. In other cases, Section 317 allows a corporation to indemnify an agent for expenses, judgments, fines, settlements and other amounts actually and reasonably incurred if the agent acted in good faith and in a manner the agent believed to be in the best interests of the corporation and its shareholders. Such indemnification must be authorized by: (i) a majority vote of a quorum of the board of directors consisting of directors who are not parties to the proceedings; (ii) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or (iii) the court in which the proceeding is or was pending upon application by designated parties. Under certain circumstances, a corporation can indemnify an agent even when the agent is found liable. Section 317 also allows a corporation to advance expenses to an agent for certain actions upon receiving an undertaking by the agent that he or she will reimburse the corporation if it is later determined that he or she is not entitled to be indemnified.

     In January 2003, the Company entered into Indemnification Agreements with each of its directors pursuant to which the Company shall indemnify each director for expenses, judgments, fines, settlements and other amounts incurred in connection with any proceeding arising by reason of the fact that such director was an “agent” of the Company to the fullest extent permissible under California law, subject to the terms and conditions of the Indemnification Agreements.

     The foregoing summaries are necessarily subject to the complete text of the statute, Articles of Incorporation, Bylaws and agreements, if any, referred to above and are qualified in their entirety by reference thereto.

Item 7. Exemption from Registration Claimed.

     Not applicable.

Item 8. Exhibits.

Exhibit
Number	Description	Page

4.1*	Southwest Community Bancorp 2002 Stock Option Plan

4.2*	Form of Stock Option Agreement

4.3*	Articles of Incorporation of Southwest Community Bancorp, as amended

4.4*	Bylaws of Southwest Community Bancorp

4.5*	Indenture dated as of April 22, 2003 by and between the Southwest Community Bancorp and U.S. Bank National Association, as Trustee

4.6*	Form of Floating Rate Junior Subordinated Deferrable Interest Debentures

4.7*	Amended and Restated Declaration of Trust of Southwest Community Statutory Trust I dated as of April 22, 2003, among Southwest Community Bancorp, U.S. Bank National Association, as Institutional Trustee, and Frank J. Mecardante, James Lemery and Paul M. Weil, as Administrators

4.8*	Form of Common Security Certificate of Southwest Community Statutory Trust I

4.9*	Guarantee Agreement dated as of April 22, 2003 between Southwest Community Bancorp, as Guarantor, and U.S. Bank National Association, as Guarantee Trustee

4.10*	Form of Warrant Certificate

5	Legal Opinion of Horgan, Rosen, Beckham & Coren, L.L.P. with respect to the validity of the shares of common stock underlying options registered hereby

15	Not Applicable

23.1	Consent of Horgan, Rosen, Beckham & Coren, L.L.P. (Included in Exhibit 5)

23.2	Consent of Vavrinek, Trine, Day & Co. LLP

24	Not Applicable

*     Filed as an exhibit to the Company’s Form 10 filed with the Securities and Exchange Commission on January 12, 2004, and incorporated herein by this reference.

Item 9. Undertakings.

     (a)  The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be treated as a new registration statement of the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Southwest Community Bancorp certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California on the 12th day of March 2004.

SOUTHWEST COMMUNITY BANCORP

By:	/s/ Frank J. Mercardante

Frank J. Mercardante
President and Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frank J. Mercardante and S. Alan Rosen, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Allan W. Arendsee Allan W. Arendsee	Director	March 12, 2004

/s/ Carol M. Beres Carol M. Beres	Director	March 12, 2004

/s/ Richard T. L. Chan Richard T. L. Chan	Director	March 12, 2004

/s/ Karen J. Estes Karen J. Estes	Director	March 12, 2004

/s/ Philip H. Holtkamp Philip H. Holtkamp	Director	March 12, 2004

/s/ James L. Lemery James L. Lemery	Executive Vice President and Chief Financial Officer	March 12, 2004

/s/ Howard B. Levenson Howard B. Levenson	Chairman of the Board	March 12, 2004

/s/ Frank J. Mercardante Frank J. Mercardante	Director, President and Chief Executive Officer	March 12, 2004

/s/ Paul M. Weil Paul M. Weil	Vice Chairman and Corporate Secretary	March 12, 2004